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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Amendment No. 3

MUSICLAND STORES CORPORATION
(Name of Subject Company (Issuer))

EN ACQUISITION CORP. (Offeror)
a wholly-owned subsidiary of
 BEST BUY CO., INC. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Richard M. Schulze
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 947-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/x/	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

AMENDMENT No. 3 to SCHEDULE TO

    This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on December 21, 2000, as amended by Amendment No. 1 to Schedule TO filed on January 8, 2001 and by Amendment No. 2 to Schedule TO filed on January 10, 2001 (collectively, "Schedule TO"), relating to the offer by EN Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Musicland Stores Corporation, a Delaware corporation ("Musicland"), at a purchase price of $12.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000, and as amended on January 8, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Offer to Purchase.

    Items 1 (Summary Term Sheet), 4 (Terms of the Transaction), 6 (Purposes of the Transaction and Plans or Proposals) and 8 (Interest in Securities of the Subject Company) are hereby amended and supplemented to add the following:

    On January 23, 2001, Best Buy announced the completion of the Offer for all outstanding Musicland Shares. The Offer expired at 12:00 midnight on January 22, 2001, at which time 30,017,211 shares, or 93.4%, of Musicland's Shares had been tendered, excluding 875,069 Shares tendered pursuant to procedures for guaranteed delivery. Payment for the Shares tendered will be made promptly through Wells Fargo Shareowner Services, the depositary for the Offer. After payment for the deposited Shares, Best Buy will own approximately 93.4% of the total issued and outstanding Shares of Musicland.

    Best Buy intends to acquire the Shares of Musicland which have not been tendered as soon as possible through a merger transaction in which the remaining stockholders of Musicland would receive the same amount of cash per share that they would have received in the Offer, unless they perfect appraisal rights. In the merger, Musicland will become a wholly-owned subsidiary of Best Buy.

Item 11  Additional Information

    On January 23, 2001, Best Buy issued a press release which is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 12.  Materials to be Filed as Exhibits

Exhibit 99.1	Press Release issued by the Filing Person on January 23, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EN ACQUISITION CORP.
	By:	/s/ ALLEN U. LENZMEIER Allen U. Lenzmeier Executive Vice President and Chief Financial Officer
BEST BUY CO., INC.
	By:	/s/ ALLEN U. LENZMEIER Allen U. Lenzmeier Executive Vice President and Chief Financial Officer
Dated: January 23, 2001

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by the Filing Person on January 23, 2001.

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AMENDMENT No. 3 to SCHEDULE TO
SIGNATURE
EXHIBIT INDEX